UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-07283

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN
200 State Street
Beloit, Wisconsin 53511

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
REGAL BELOIT CORPORATION
200 State Street
Beloit, Wisconsin 53511

REQUIRED INFORMATION
The Regal Beloit Corporation Retirement Savings Plan (“Plan) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

REGAL BELOIT CORPORATION
Retirement savings plan

Financial Statements as of and for the Years
Ended December 31, 2012 and 2011,
Supplemental Schedule as of December 31, 2012
and Report of Independent Registered Public Accounting Firms

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits - December 31, 2012 and 2011	3

Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2012 and 2011	4

Notes to Financial Statements	5-10

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012	12

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Trustees
Regal Beloit Retirement Savings Plan 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Regal Beloit Retirement Savings Plan 401(k) Plan (the Plan) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Chicago, Illinois
June 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Regal Beloit Corporation Retirement Savings Plan
We have audited the accompanying statement of net assets available for benefits of Regal Beloit Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Milwaukee, WI
June 28, 2012

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:
Cash and cash equivalents	$373,867	$572,622
Investments at fair value:
Mutual Funds	221,096,190	172,105,256
Collective Trust and Pooled Funds	69,286,744	83,863,602
Investment in Regal Beloit Corporation Common Stock	24,141,401	20,640,862
Total investments	314,524,335	276,609,720

Receivables:
Employer contributions	2,547,441	1,083,155
Unico proceeds	—	2,088,235
Participant contributions	435,662	—
Notes receivable	6,287,648	6,023,973
Pending trades	—	36,307
Due from other Plans	19,273,640	—
Accrued interest and dividends	65,156	73,002
Total receivables	28,609,547	9,304,672

Total assets	343,507,749	286,487,014

LIABILITIES:
Accrued administrative fees	3,100	3,100

Total Liabilities	3,100	3,100

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	343,504,649	286,483,914

Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(1,953,169)	(1,649,869)

NET ASSETS AVAILABLE FOR BENEFITS	$341,551,480	$284,834,045

See notes to financial statements

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CONTRIBUTIONS:
Employer contributions	$8,527,531	$6,444,463
Unico proceeds	456,569	2,088,235
Participant contributions	15,613,149	13,011,666
Participant rollovers	858,534	344,722
Total contributions	25,455,783	21,889,086

INVESTMENT INCOME (LOSS):
Net appreciation (depreciation) in fair value of investments	32,938,049	(11,067,795)
Interest and dividend income	4,610,994	3,203,882
Total investment income (loss)	37,549,043	(7,863,913)

DEDUCTIONS:
Benefits paid to participants	25,242,705	17,817,944
Administrative fees	325,235	61,709
Total deductions	25,567,940	17,879,653

NET INCREASE (DECREASE)	37,436,886	(3,854,480)

Transfers/Mergers in from other Plans	19,280,549	100,641,457

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	284,834,045	188,047,068
End of year	$341,551,480	$284,834,045

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	DESCRIPTION OF PLAN

The following description of the Regal Beloit Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective December 31, 2012 the Milwaukee Gear Company Retirement and Savings Plan merged into the Plan; as a result of this merger $19,273,640 was transferred into the Plan on January 2, 2013. Effective March 1, 2011 the Unico, Inc Employee Stock Ownership Plan merged into the Plan; as a result of this merger $17,365,434 was transferred into the Plan. Effective April 1, 2011 the Unico, Inc. Employees' Profit Sharing Plan merged into the Plan; as a result of this merger $31,929,719 was transferred into the Plan. Effective November 1, 2011 account balances of former A.O. Smith employees who became employees of Regal Beloit Corporation subsequent to the acquisition of A.O. Smith Corporation's Electrical Products Company (“EPC”) were transferred to the Plan. As a result participant balances of $564,702 and $50,781,602 were transferred from the A.O. Smith Savings Plan and the A.O. Smith Retirement Security Plan, respectively.

General - The Plan is a defined contribution plan which allows eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan covers substantially all US based employees of Regal Beloit Corporation (the “Company”).

Plan Administration -Wells Fargo Institutional Retirement and Trust (the “Trustee”) is the trustee, custodian, and recordkeeper for the Plan. Overall responsibility for administering the Plan rests with the Retirement Plan Committee.

Contributions - Eligible employees can contribute an amount of up to 100% of eligible compensation as defined by the Plan subject to certain limitations under the IRC. Union employees may be subject to limitations under their collective bargaining agreements. The Plan also allows “catch-up” contributions for those participants age 50 or over, in addition to the actual deferral amount.

Participating non-union Regal Beloit Corporation employees and as of January 1, 2012 Bowling Green employees represented by Local 1076 I.B.E.W. receive an employer match contribution equal to 100% of the first 1% contributed by the employee and a 50% match on the next 5% percent of the employee's deferral.

Employees who were previously participating in the Regal Beloit Corporation Value Added Plan and Deferred Compensation Plan receive an additional 2% contribution of their qualifying annual salary each year.

Employees who were participants of the Unico Inc. Employee Stock Ownership Plan are eligible to receive contributions based on the final purchase price and earn-out as agreed between Unico, Inc. and Regal Beloit Corporation.

Employees who participated in the RBC Manufacturing Corporation Salaried Employees' Pension Plan and had 10 or more years of vesting service but fewer than 20 years of vesting service receive an additional contribution of 1% of their qualifying annual salaries. Employees with 20 or more years of vesting service but fewer than 25 years of vesting service receive an additional contribution of 2% of their qualifying annual salaries.

For Wausau employees represented by Local 1791 I.B.E.W., the Company makes a matching contribution of 50% of a participant's deferral up to 5% of pretax eligible income, if hired before September 1, 2007 and if hired on or after September 1, 2007, the Company makes a 50% matching contribution of the participant's deferral up to 6% of pretax annual eligible income. For employees represented by Teamsters 662, the Company makes a 50% matching contribution of the participant's deferral up to 5% of pretax annual eligible income. For Bowling Green employees represented by Local 1076 I.B.E.W., the Company makes a matching contribution of 50% of a participant's deferral up to 5% of pretax annual eligible income through May 31, 2010 and 50% of a participant's deferral up to 6% of pretax annual income effective June 1, 2010 through December 31, 2011. Production employees of Hub City receive a Company match of 50% up to 5% of a participant's deferral through November 13, 2011 and a Company match of 50% up to 6% of a participants deferral effective November 14, 2011. Union employees at the Mt. Sterling location receive a Company match of 25% up to 6% of a participant's deferral. Union employees at the Tipp City location receive a Company match of 50% up to 3% of a participant's deferral.

The Plan has implemented the Automatic Enrollment feature as allowed pursuant to the Pension Protection Act of 2006. This auto enrollment is applicable to all employees newly eligible to participate in the Plan. These participants are auto enrolled for a 3% payroll deferral. The deferral rates for participants who were auto enrolled increases by 1% each year until it reaches a maximum contribution of 6%, unless otherwise directed by the participant. These contributions are defaulted in the Vanguard Lifestyle fund based on the employee's age absent an investment fund election.

Vesting - Participants at all times have a fully vested interest in individual contribution accounts. Company matching and discretionary contributions are subject to a two year cliff vesting. For Wausau employees represented by Local 1791 I.B.E.W., Bowling Green employees represented by Local 1076 I.B.E.W., and production employees at Hub City Company contributions are subject to a three year cliff vesting. Union employees at the Mt. Sterling location are subject to a vesting schedule of 40% after two years, 60% after three years, 80% after four years, and 100% after five years on Company contributions. Corporate and Mechanical Group Profit Sharing balances and Added Value Nonelective Contribution balances have a six year step vesting. EPC employees who are eligible for employer nonelective contributions were credited with years of vesting service with A.O. Smith Corporation. All participant accounts become fully vested at the time of death or disability.

Forfeited Accounts - At December 31, 2012 and 2011 forfeited nonvested accounts totaled $44,836 and $162,565, respectively. In the event of a forfeited account, the forfeitures are used to reduce employer contributions in the Plan year following the Plan year in which the forfeitures occur. Forfeitures used during 2012 were $217,436. There were no forfeitures used during 2011.

Benefit Payments - Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions. Participant's vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $1,000. If the vested balance exceeds $1,000, but it is less than $5,000, the Plan must transfer to an Individual Retirement Account unless the participant elects to receive a distribution. If the vested balance exceeds $5,000, distribution will be made only if the participant consents.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, any Company matching contribution, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - Participants are able to change their investment options in 1% increments, 12 times per quarter. A complete listing of investment options is available in the attached supplemental schedule: Schedule of Assets (Held at End of Year).

Notes Receivable - The Plan permits a participant to borrow from his or her individual account an amount limited to 50% of the vested account balance, up to $50,000. The minimum loan amount is $1,000. Interest at prevailing market rates (ranging from 3.25% to 9.50% as of December 31, 2012 and December 31, 2011) is charged on the loan. Only one loan is allowed at any time, and the maximum term is five years, unless the loan is used for the acquisition of the participant's primary residence, for which the term of the loan may be extended beyond the five year period.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.

Risks and Uncertainties - The Plan invests in various investment instruments, including mutual funds, a collective trust, a pooled fund, and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The collective trust fund and pooled fund are stated at fair value as determined by the issuer of the collective trust or pooled funds based on the fair market value of the underlying investments. The collective trust fund with underlying investments in benefit-responsive investment contracts is valued at the fair value of the underlying investments and then adjusted by the issuer to contract value.

The Wells Fargo Stable Return Fund is a stable value fund. The Wells Fargo Stable Return Fund is primarily invested in traditional and synthetic guaranteed investment contracts. Traditional contracts are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity. The issuer is contractually obligated to repay the principal and stated interest. The repayment of a traditional contract is the sole responsibility of the issuing entity. In the case of a synthetic guaranteed investment contract, the fund purchases high-quality debt obligations and enters into contractual arrangements with third parties to provide a guarantee of book (contract) value and specified interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946 , Financial Statements - Investment Companies and FASB ASC 962, Plan Accounting - Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive guaranteed investment contracts (“GICs”) and synthetic investment contracts (“synthetic GICs”). As required by generally accepted accounting principles, the statements of net assets available for benefits present the fair value of the interest in collective trust fund relating to fully benefit-responsive investment contracts and the adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments - Benefit payments to participants are recorded when paid. There were no amounts payable to participants who elected to withdraw from the Plan but had not been paid at December 31, 2012 or December 31, 2011.

Administrative Expenses - The Plan pays all administrative expenses.

Plan Termination - The Company may terminate the Plan at any time. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2012 and 2011. All investments are participant directed.

	2012	2011
Wells Fargo Stable Return Fund*	$69,286,744	$65,087,719
Regal Beloit Corporation Common Stock*	24,141,401	20,640,862
Vanguard Wellington Fund	23,397,866	—
Pimco Total Return Fund #35	22,327,686	—
Vanguard Target Retirement 2015	20,583,894	17,259,073
Fidelity Contrafund #22	19,393,393	17,683,239
Vanguard Institutional Index Fund	19,050,335	17,125,978
Dodge & Cox Balanced Fund	—	22,034,082
Pimco Total Return Fund*	—	18,775,882
*Represents a party-in-interest

During the years ended December 31, 2012 and 2011, the Plan's investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011
Regal Beloit Corporation Common Stock*	$7,681,372	$(6,089,789)
Collective Trust and Pooled Funds*	2,707,702	1,564,684
Mutual Funds	22,548,975	(6,542,690)
	$32,938,049	$(11,067,795)
*Represents a party-in-interest

4.	PLAN INVESTMENT CLASSIFICATIONS

In accordance with the Financial Accounting Standards Board's statement on Fair Value Measurements, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available, and Level 3, which refers to securities valued based on significant unobservable inputs. As required by the statement on Fair Value Measurements, at December 31, 2012 and December 31, 2011, the Plan's portfolio investments were classified as follows based on fair values:

	Assets Held Inside the Plan
	Fair Value Measurement Reporting
	December 31, 2012
	Balance	Level 1	Level 2	Level 3
Registered investment companies:
U.S. equity funds	$153,668,819	$153,668,819	$—	$—
International equity funds	14,506,375	14,506,375	—	—
Fixed income funds	29,523,130	29,523,130		—
Balanced Funds	23,397,866	23,397,866
Collective trust fund:
Fixed income fund	69,286,744	—	69,286,744	—
Regal Beloit Corporation Common Stock	24,141,401	24,141,401	—	—
Money market funds	373,867	—	373,867	—
Total	$314,898,202	$245,237,591	$69,660,611	$—

	Assets Held Inside the Plan
	Fair Value Measurement Reporting
	December 31, 2011
	Balance	Level 1	Level 2	Level 3
Registered investment companies:
U.S. equity funds	$133,608,500	$131,382,922	$2,225,578	$—
International equity funds	11,794,434	11,794,434	—	—
Fixed income funds	4,668,240	4,668,240		—
Balanced Funds	22,034,082	22,034,082
Collective trust and pooled funds:
Fixed income funds	83,863,602	—	83,863,602	—
Regal Beloit Corporation Common Stock	20,640,862	20,640,862	—	—
Money market funds	572,622	—	572,622	—
Total	$277,182,342	$190,520,540	$86,661,802	$—

The following table summarizes the fair value measurements of investments held in the Plan that were calculated using a net asset value per share:

Fair Value Estimated Using Net asset Value per Share
December 31, 2012
Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period
Collective trust fund (a)	$69,286,744	$—	Immediate	None
	$69,286,744	$—

Fair Value Estimated Using Net asset Value per Share
December 31, 2011
Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period
Collective trust and pooled funds (a)	$83,863,602	$—	Immediate	None
	$83,863,602	$—

(a)
This category includes investments in the Wells Fargo Stable Return Fund and in 2011 the Pimco Total Return Fund. The Wells Fargo Stable Return Fund invests in securities and intermediate-term dollar bonds to obtain a high level of current income to the extent consistent with the preservation of capital and maintenance of liquidity. The Pimco Total Return Fund invests in a diversified portfolio of fixed income instruments to seek maximum total return with preservation of capital and prudent investment management.

5.    PARTICIPANT ACCOUNTING

Participant recordkeeping is performed by Wells Fargo Institutional Retirement and Trust (“Wells Fargo”). For all investment programs other than the Regal Beloit Corporation Unitized Stock Fund (the “Fund”), Wells Fargo maintains participant balances on a share method. Participant investments in the Fund are accounted for on a unit value method. The unit value for the Fund is computed based on the share price, dividend information, and the value of the Fund's short term investments. At December 31, 2012 and 2011, the Plan held 272,242 units and 326,976 units, respectively, of the Fund. The Fund invests in shares of Regal Beloit Corporation common stock and held 342,577 shares and 404,961 shares at December 31, 2012 and

2011, respectively. In addition to Regal Beloit Corporation common stock, the Fund also invests in the Wells Fargo Short Term Investment Fund. Dividend income recorded by the fund for the years ended December 31, 2012 and 2011 was $276,533 and $278,575, respectively.

6.	INCOME TAX STATUS

The Plan received a favorable IRS determination letter from the IRS on June 3, 2010. The Plan has been amended since receiving the determination letter. The Company and Plan's management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the United States Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds, a pooled fund and a common collective trust fund that are managed by Wells Fargo Institutional Retirement and Trust. Wells Fargo is the trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management and recordkeeping service are included as a reduction of the return earned by each fund. In addition, the Plan invests in securities of the Company. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets available for Benefits to the Form 5500.

	Year Ended
	2012	2011
Total Net Assets Per Form 5500	$343,435,091	$286,427,951
Adjustments from fair value to contract value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	(1,953,169)	(1,649,869)
Defaulted Loans	72,658	59,063
Accrued Administrative Fees	(3,100)	(3,100)
Net Assets Per Statement of Net Assets Available for Benefits	$341,551,480	$284,834,045

	Year Ended
	2012	2011
Net Increase (Decrease) Per Form 5500	$37,726,591	$(3,121,458)
Defaulted Loans	13,595	50,000
Adjustments from fair value to contract value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	(303,300)	(783,022)
Net Increase (Decrease) Per Statements of Changes in Net Assets Available for Benefits	$37,436,886	$(3,854,480)

SUPPLEMENTAL SCHEDULE
FURNISHED PURSUANT TO
DEPARTMENT OF LABOR'S RULES AND REGULATIONS

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Year Ended
December 31, 2012
Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Fair Value
Wells Fargo Short Term Investment Fund*	Money Market	$373,867
Wells Fargo Stable Return Fund*	Collective Trust Fund	69,286,744
Regal Beloit Corporation Common Stock*	Common Stock	24,141,401
Vanguard Wellington FD	Mutual Fund	23,397,866
Pimco Total Return Fund #35	Mutual Fund	22,327,686
Vanguard Target Retirement 2015 FD	Mutual Fund	20,583,894
Fidelity Contrafund #22	Mutual Fund	19,393,393
Vanguard Institutional Index FD	Mutual Fund	19,050,335
Vanguard Target Retirement 2025 FD	Mutual Fund	13,187,482
Nuveen Dividend Value FD	Mutual Fund	11,756,307
Prudential Jennison Mid-Cap FD	Mutual Fund	11,113,663
Baron Growth FD	Mutual Fund	10,672,646
Goldman Sachs Mid Cap Value FD'	Mutual Fund	10,536,260
Dodge & Cox International Stock FD	Mutual Fund	7,647,312
Vanguard Inflat-Prot Secs Instl FD	Mutual Fund	7,195,444
Vanguard Target Retirement 2035 FD	Mutual Fund	5,655,258
Vanguard Target Retirement 2020 FD	Mutual Fund	5,060,192
Wells Fargo Advantage Small Cap FD	Mutual Fund	4,937,353
American Funds Europac Growth FD	Mutual Fund	4,782,826
Fidelity Low Priced Stock FD	Mutual Fund	4,574,093
Vanguard Target Retirement FD	Mutual Fund	4,499,646
Vanguard Target Retirement 2030 FD	Mutual Fund	3,971,133
Vanguard Target Retirement 2010 FD	Mutual Fund	2,927,593
Vanguard Target Retirement 2045 FD	Mutual Fund	2,927,530
Artisan International FD	Mutual Fund	2,076,237
Vanguard Target Retirement 2040 FD	Mutual Fund	1,771,683
Vanguard Target Retirement 2050 FD	Mutual Fund	856,662
Vanguard Target Retirement 2055 FD	Mutual Fund	193,696
Notes Receivable (Interest rates ranging from 3.25% to 9.50%, maturing through 09/15/2025)*	Notes Receivable	6,287,648
TOTAL ASSETS HELD (HELD AT END OF YEAR)		$321,185,850

*Represents a party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 27, 2013	REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN

		By:	REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN RETIREMENT PLAN COMMITTEE

		By:	Charles A. Hinrichs
Charles A. Hinrichs Vice President, Chief Financial Officer

EXHIBIT INDEX
REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN
FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2012

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm